

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 1, 2009

David C. Monroe
President
REM Business Solutions, Inc.
1445 E. Rochelle Avenue #34
Las Vegas, NV 89119

**Re:       REM Business Solutions, Inc.**
**Registration Statement on Form S-1**
**Filed April 10, 2009**
**File No. 333-158529**

Dear Mr. Monroe:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note the disclosure on page nine that your business strategy is dependent upon your ability to grow by acquiring future complementary businesses.  Rule 419 of Regulation C defines a blank check company as one that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or a company that has no specific business plan.  Please advise whether your company is a blank check company as defined by Rule 419.

2.      We note the substantial similarity between the registration statement filed by REM Business Solutions and those filed by Executive English Institute, Inc. (File No. 333-158258), Educators Academic Journal, Inc. (File No. 333-155552), and Corporate Security Consultants, Inc. (File No. 333-155553), including, but not limited to, disclosure, shareholder base and selling shareholders, and identical dates of filing registration statements and Form Ds.  Item 405 of Regulation C defines the term promoter to include "any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer."  Accordingly, it would appear that a common promoter(s) may exist among all four filings.  Please advise in your response letter and disclose the identity of any promoter(s).

3.      Item 405 of Regulation C also defines the term promoter to include "any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities."  Therefore, it would appear that David Champion Monroe is a promoter of the company.  Please revise accordingly.

Front of Registration Statement

4.      Please add the appropriate disclosure to the front of your registration statement indicating by check mark that you are a "smaller reporting company."

Prospectus Cover Page

5.      Please revise your disclosure to reflect the full offering amount of 18,000,000 Shares of Common Stock at $0.02 per Share.

6.      Please include in the table a separate item for the shares of common stock being offered by the selling shareholders.  See Item 501(b)(3) of Regulation S-K.

Use of Proceeds, page 14

7.      We note that you designate $70,000 out of the $80,000 to be raised in this for "working capital."  Please disclose the principal business reasons for this offering. See Item 504 of Regulation S-K.

Plan of Distribution, Terms of the Offering, page 15

8.      Your prospectus cover page indicates that this is an all or nothing offering.  You also disclose that a minimum of $10,000 must be raised in the offering.

Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to an all or nothing or mini-max offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(1). Please revise to clarify whether this is an all or nothing offering or mini-max offering. Please provide us with an analysis, confirm that you will comply with Rule 10b-9, and revise your Plan of Distribution section and your Management's Discussion and Analysis section, specifically relating to liquidity, to accurately reflect the structure of your offering.

9.    Discuss how Mr. Monroe will decide whether to sell shares on behalf of the company or his own shares.

10.   We note that Mr. Monroe will decide whether "the offering conditions are satisfied" before collecting and depositing funds. Explain what these conditions are.

List of Selling Shareholders, page 17

11.   Please revise to disclose the amount of securities owned by each selling shareholder prior to the offering, along with the amount and percentage to be owned after the completion of the offering.

Business, page 19

12.   We note your disclosure on page six that REM Business Services is a company without revenues or operations. We also note your disclosure on page 21 that you have not started any operations and are not currently conducting any research and development activities. However, in many respects, the disclosure in your business section implies that you do possess current operations. (e.g., "REM is flexible, working with its clients in the fashion preferred by the client, be it on-site, remotely, or a combination of both. REM typically works on a project in a team fashion to assist the client in all areas of the business simultaneously.") Please advise or revise. Please significantly expand your disclosure to address your current and immediate activities according to the requirements of Item 101 of Regulation S-K. Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations.

Management, page 24

13.   We note your disclosure that the company's CEO, David C. Monroe was the CEO of Pacific Educational Services from 2001 to 2006. We also note the Final

Judgment against David Champion Monroe (fka David Yacas) and Pacific Educational Services found at http://hawaii.gov/dcca/areas/ocp/udgi/lawsuits/hicp/Final%20Judgment%20Without%20Criswell.pdf. Revise to disclose the information required by Item 401(f) of Regulation S-K.

Conflicts of Interest, page 25

14.     We note your disclosure that the only conflict that exists is Mr. Monroe's devotion of time to other projects. Please expand to discuss the amount of money still owed by David C. Monroe and Pacific Educational Services pursuant to the judgment noted in the preceding comment and Mr. Monroe's plans for paying such judgment. Also add appropriate risk factor disclosure.

Management's Discussion and Anaylsis or Plan of Operation, Page 21

15.     Revise this section to be consistent with the terms of your all or nothing offering or mini-max offering.

16.     We note the various references to a subscription website. Please advise or revise to explain the relevance of the subscription website to your business model.

Market for Common Equity, page 26

17.     We note your disclosure that there are currently 14,000,000 shares of common stock outstanding which may be sold under Rule 144. Please note that Rule 144 is only available to an issuer such as you after the conditions listed in Rule 144(i)(2) have been met and one year has elapsed from the date that the issuer filed "Form 10 information." See Release No. 33-8869. Please revise your registration statement accordingly.

Financial Statements

18.     Please label all financial statements, footnote tables, and other numerical information with appropriate financial currency signs.

Accountants' Consent

19.     Provide a signed, currently dated consent from your auditor in an amendment to your Form S-1.

Exhibit 5.1

20.     Please delete the second paragraph of your opinion or advise.  We again note the similarity between this registration statement and the three others listed above.

21.     We note the time limitation contained in the penultimate paragraph of your opinion.  Delete this limitation or file a legal opinion dated the date of effectiveness.


*        *        *


As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in  declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Abby Lynn Ertz, Esq.

Fax: (619) 564-8753